FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION STATEMENT No. 333-207740

RESOURCE APARTMENT REIT III, INC.
SUPPLEMENT NO. 10 DATED AUGUST 30, 2018
TO THE PROSPECTUS DATED JULY 3, 2017

This document supplements, and should be read in conjunction with, the prospectus of Resource Apartment REIT III, Inc. dated July 3, 2017, as supplemented by Supplement No. 1 dated April 27, 2018, Supplement No. 2 dated May 16, 2018, Supplement No. 3 dated June 22, 2018, Supplement No. 4 dated June 29, 2018, Supplement No. 5 dated July 10, 2018, Supplement No. 6 dated July 24, 2018, Supplement No. 7 dated July 27, 2018, Supplement No. 8 dated August 10, 2018, and Supplement No. 9 dated August 16, 2018. As used herein, the terms “we,” “our” and “us” refer to Resource Apartment REIT III, Inc. and, as required by context, Resource Apartment OP III, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of this offering;

•	our acquisition of an apartment community located in Matthews, North Carolina; and

•	our entry into a mortgage loan secured by such property.

Status of the Offering

We commenced this offering of up to $1,100,000,000 of shares of common stock, on April 28, 2016. As of August 28, 2018, we had accepted aggregate gross primary offering proceeds of approximately $66.9 million related to the sale of 601,207 Class A shares, 1,049,996 Class T shares, 5,190,288 Class R shares and 173,303 Class I shares and aggregate gross proceeds under the distribution reinvestment plan of approximately $1.0 million related to the sale of 15,420 Class A shares, 34,775 Class T shares, 62,525 Class R shares and 392 Class I shares in this offering. Accordingly, as of August 28, 2018, there was approximately $933.1 million of shares of common stock available for sale in this primary offering and approximately $99.0 million of shares available for sale under our distribution reinvestment plan.

Property Acquisition

On August 29, 2018, we, through a wholly-owned subsidiary, purchased an apartment community located in Matthews, North Carolina (the “North Carolina Property”) from an unaffiliated seller. The North Carolina Property is an apartment community with 212 units and amenities, including a swimming pool, clubhouse, a fitness center, playgrounds, and a dog park. The North Carolina Property encompasses 199,744 rentable square feet.

The North Carolina Property was constructed in 1998 and is currently 96% leased. The average occupancy rate of the North Carolina Property for the past three years was as follows:

Year	Occupancy Rate
2017	94.4%
2016	95.3%
2015	94.7%

The seller was unable to provide average occupancy rates for 2014 and 2013.

The average effective monthly rental rate per unit, calculated as the monthly contractual base rental income, net of free rent, divided by the average units leased, for each of the past three years was as follows:

Year	Effective Monthly Rent
2017	$1,032
2016	$1,010
2015	$952

The seller was unable to provide average effective rental rate per unit for 2014 and 2013.

The contract purchase price for the North Carolina Property was $33.8 million, excluding closing costs. We funded the purchase price with proceeds from this offering and the proceeds from a mortgage loan discussed below. In connection with the acquisition of the North Carolina Property, we incurred $860,467 in acquisition fees payable to our Advisor and $26,158 of acquisition expenses reimbursable to our Advisor and its affiliates.

We believe that the North Carolina Property is suitable for its intended purpose and adequately insured; however, we intend to make certain renovations to the unit interiors of the North Carolina Property.

Mortgage Loan

On August 29, 2018, we, through a wholly owned subsidiary, entered into a seven-year secured mortgage loan with CBRE Capital Markets, Inc., an unaffiliated lender, for borrowings of approximately $23.9 million secured by the North Carolina Property (the “North Carolina Property Mortgage Loan”). The North Carolina Property Mortgage Loan matures on September 1, 2025. The North Carolina Property Mortgage Loan bears interest at a fixed rate of 4.47%. Monthly payments are interest only for the first three years. Beginning on October 1, 2021, we will pay both principal and interest based on 30-year amortization. Any remaining principal balance and all accrued and unpaid interest and fees will be due at maturity. After any lockout period (if any), prepayment in full is permitted on any scheduled payment date, provided a prepayment premium is paid. The prepayment premium will be based on the yield maintenance prepayment formula for any prepayment made prior to September 1, 2023. The prepayment premium will be 1% of the amount of principal being repaid for any prepayment made from (and including) September 1, 2023 through May 31, 2025. No prepayment premium is required after June 1, 2025. The non-recourse carveouts under the loan documents for the North Carolina Property Mortgage Loan are guaranteed by us.